FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Copy of the Ordinary Resolutions Passed by the Members on February 13, 2009 by way of Postal Ballot

Item 1

COPY OF THE ORDINARY RESOLUTIONS PASSED BY THE MEMBERS ON FEBRUARY 13, 2009 BY WAY OF POSTAL BALLOT

1.	Ordinary Resolution for appointment of Mr. K. V. Kamath as a Director

RESOLVED that Mr. K. V. Kamath, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective May 1, 2009.

RESOLVED FURTHER that Mr. K. V. Kamath would be liable to retire by rotation in accordance with the provisions of the Companies Act, 1956 and would be eligible for re-election and on such re-election would continue being appointed as Chairman of the Board of Directors up to the date approved by Reserve Bank of India.

2.	Ordinary Resolution for payment of remuneration to Mr. K. V. Kamath as non-executive Chairman

RESOLVED that pursuant to the provisions of the Companies Act 1956, Banking Regulation Act 1949, Articles of Association of the Company and subject to the approval of Government of India and Reserve Bank of India and such other approvals to the extent required and subject to such terms and conditions as may be prescribed while granting such approvals, Mr. K. V. Kamath, being appointed as non-executive Chairman of the Company for a period of five years, effective May 1, 2009 upto April 30, 2014 be paid a remuneration of Rs.2,000,000 per annum and be entitled to payment of sitting fees, maintaining of a Chairman's office at the Bank's expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

3.	Ordinary Resolution for appointment of Ms. Chanda D. Kochhar as a Director

RESOLVED that Ms. Chanda D. Kochhar, in respect of whom the Company has received notices in writing along with a deposit of Rs. 500 for each notice, from some of its Members proposing her as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company effective April 1, 2009.

4.	Ordinary Resolution for re-appointment of Ms. Chanda D. Kochhar as Joint Managing Director & CFO and appointment as Managing Director & CEO

RESOLVED that pursuant to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Bank and subject to the approval of Reserve Bank of India, and such other approvals to the extent required, and subject to such terms and conditions as may be prescribed while granting such approvals, Ms. Chanda D. Kochhar be re-appointed as Joint Managing Director & Chief Financial Officer from April 1, 2009 upto April 30, 2009 on the same terms including as to remuneration as at present and be appointed as Managing Director & Chief Executive Officer effective May 1, 2009 upto March 31, 2014 on payment of the following remuneration:-

Salary:
In the range of Rs. 700,000 to Rs. 1,350,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, Ms. Kochhar shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereto, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms mentioned above, subject to the approval of Reserve Bank of India, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda D. Kochhar shall be governed by Section II of Part II of the Schedule XIII of the Companies Act, 1956 or any modifications thereof or if so permitted, by the Board or any Committee thereof.

RESOLVED FURTHER that Ms. Chanda D. Kochhar shall not be subject to retirement by rotation during her tenure as the Joint Managing Director & Chief Financial Officer and as the Managing Director & Chief Executive Officer.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

FOR ICICI BANK LIMITED

MEHERNOSH KAPADIA
GENERAL MANAGER & JOINT COMPANY SECRETARY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 13, 2009	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary